xstrata

03003283

SUPPL

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

RECEIVED
JAN 16 2003
165

Monday, January 06, 2003

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of December 2002.

Yours sincerely,

Brigitte Mattenberger

Brigitte Mattenberger
Corporate Affairs

dlw 1/27

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 12.12.2002

I attach a copy of an Xstrata press release covering the acquisition of the Nordenham Smelter. The full press release includes a section providing further information on the acquisition.

There will be a telephone conference call for analysts and investors at **1030 Central European Time (0930 UK time)** on Thursday 12 December, with Trevor Reid (CFO, Xstrata plc) and Santiago Zaldumbide (Chief Executive Xstrata Zinc). Dial-in numbers are as follows:

European toll free number: +800 2467 8700
Or (in case of problems): CH: +41 91 610 5600 or UK +44 20 7866 4111

In addition, there will be a free dial-in replay available for three working days on the following numbers:
PIN number for all replays:. 757
European/world toll free number +800 2467 8700
USA toll free number: +1 877 344 7529
Alternative UK number: +44 207 866 4300

For further information please contact:
Marc Gonsalves (+44 7775 662 348)
Brigitte Mattenberger (+41 41 726 6071)
Michael Oke (+44 7898 9394)

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

xstrata

PRESS RELEASE

AGREEMENT CONCLUDED TO ACQUIRE NORDENHAM ZINC SMELTER FROM METALEUROP

Zug, 12 December 2002

Xstrata plc ("Xstrata") announces that its subsidiary Asturiana de Zinc SA ("AZSA") has signed an agreement to acquire the Nordenham Zinc Smelter from Metaleurop SA ("ME") for US$100 million, which includes a payment of US$13 million for zinc related inventories. The acquisition will be funded from Xstrata's existing corporate facilities.

The acquisition will be executed through the purchase by AZSA of Metaleurop Zinc Holding GmbH (a newly created subsidiary of ME), which enables Xstrata to secure the benefits of a fully restated fixed asset base and to exclude historical environmental and other liabilities.

The Nordenham plant, which is located near Bremerhaven in northern Germany, has an annual production capacity of 133,000 tonnes zinc metal, and is one of the world's most profitable and cost efficient zinc producers.

Following the acquisition, Xstrata Zinc's total annual zinc capacity will increase from its current 470,000 tonnes to over 600,000 tonnes, accounting for 20.5% of European zinc metal production and 6.4% of global output. Nordenham is expected to generate EBITDA in excess of US$20 million on a proforma basis in calendar year 2002, and currently has 296 employees. All Nordenham concentrate requirements for 2003 have been secured at a premium to treatment charges currently in the market.

Xstrata CEO Mick Davis said, "The purchase of Nordenham is consistent with Xstrata's stated strategy to leverage its balance sheet strength in opportunistic, incremental acquisitions of quality assets at the bottom of a commodity cycle. Nordenham is a modern, efficient zinc producer, which complements San Juan de Nieva, our existing, highly profitable European smelter in Spain."

Mr Santiago Zaldumbide, Chief Executive of Xstrata Zinc, said, "In addition to the opportunity to acquire zinc capacity at an entry cost that is lower than that of a brownfield expansion, key attractions of this acquisition include the potential for both operational and marketing synergies with San Juan (especially to the high-premium German customer base), and a possible expansion at an appropriate time in the future, which could double plant capacity to some 250,000 tonnes per annum. Given the very robust cash generation profile of the plant, evident even in these weak markets, the acquisition of Nordenham will be cash and earnings accretive for Xstrata from day one."

Glencore International AG has a 33% stake in ME and a 40% stake in Xstrata, making this a related party ("Class 3") transaction under UKLA rules. As a consequence, Xstrata has secured

a fairness opinion from KPMG Transaction Services and has disclosed all the relevant transaction details. Similarly, ME has obtained a fairness opinion from Lazards and the required Board of Directors approval for the divestment.

The closing of the acquisition, which is subject to the necessary regulatory approvals, is expected to occur early in the New Year.

ends

Xstrata contacts

Marc Gonsalves
Telephone: +44 20 7968 2812
Mobile: +44 7775 662 348
Fax: +44 20 7968 2810
Email: mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone: +41 41 726 6071
Fax: +44 20 7968 2810
Email: bmattenberger@xstrata.com

Michael Oke
Prospero Financial
Telephone: +44 20 7898 9394
Mobile: +44 7778 469630

Xstrata File
Number 82-34660

FURTHER INFORMATION

COMPARABLE TRANSACTIONS

On a US dollar per tonne of installed capacity basis, the acquisition price of US$690/t compares favourably with other recent zinc transactions, brownfield expansions and greenfield projects.

Comparative Zinc Transactions (US$/t Zn annual production capacity)



Acquisitions
Brownfield
Greenfield
Xstrata - Nordenham
690
Umicore - Tak
852
Votoratim - Paraibuna
969
Outokumpu - Norzink
1,200
Xstrata - Asturiana
1,432
Asturiana - San Juan de Nieva
1,224
Young Poong - Sokpo
1,310
Met Mex Penoles - Torreon
1,526
Sun Metals - Townsville
2,125
Anglo American - Skorpion
2,800
-
500
1,000
1,500
2,000
2,500
3,000

Source: Brook Hunt
Note – brownfield expansion comparatives exclude debottlenecking of less than 65ktpa
Nordenham purchase price of US$100m minus an adjustment of US$8m for excess inventories

NORDENHAM

Nordenham is an electrolytic zinc smelter, situated near Bremerhaven, 100km from Bremen, Northern Germany. The asset is well located for receiving sea-borne concentrate feed, and also benefits from its proximity to major European zinc consumers.

The zinc smelter at Nordenham was formerly included in the same legal entity as a lead smelting business on the adjoining site. To facilitate the divestment, ME included the assets related to the zinc business in a new legal entity, Metaleurop Zinc Holding GmbH. The depreciable asset base has been restated to reflect the full fair value of the assets in the process, which has increased the net equity position, and the historical liabilities associated with dormant jarosite ponds have been expressly excluded from the new company.

The zinc plant has operated since 1972 and processes around 245,000tpa of zinc concentrates and residues to produce some 133,000tpa of zinc products, including continuous galvanizing grade alloys for the steel industry, zinc/copper/aluminium alloys for the die casting industry, zinc ingots, zinc balls and zinc granules.

The plant generates around 190,000tpa of sulphuric acid, half of which is sold to the nearby titanium dioxide plant and the remainder exported. Other by-products include copper concentrate, which is sent to Umicore's Hoboken refinery, high-grade (99.99%) cadmium, which is sold into Japan, and lead-silver concentrate, which is sent to the Noyelles Godault smelter for processing.

Jarosite leach residues from the zinc smelter are ponded about 10km from the smelter. The Number One pond was capped in 1996 to German environmental standards and, together with other historical ponds, is specifically excluded from the acquisition. The Number Two pond is now in operation and has an expected life to 2015 before capping.

METALEUROP SA

Created in 1988 from the merger of the Société Minière et Métallurgique de Peñarroya and the non-ferrous metals division of the German company Preussag, Metaleurop ("ME") is today one of Europe's largest lead and zinc refiners and lead recyclers, with operations in France, Germany, Spain, Belgium and Italy. Key profit drivers include zinc and lead prices, as well as the supply/demand balances of these commodities (which influence the pricing of treatment charges to suppliers of concentrates). Given these exposures, Metaleurop has been impacted by recent low zinc and lead prices, and reported a net loss of €32 million for 2001. The persistence of low commodity prices, the weak dollar and high-net interest charges have necessitated a change in strategy, which included the recent appointment of a new CEO, Mr Russ Robinson. The sale of Nordenham is consistent with ME's strategic shift from primary zinc production to recycling and will significantly reduce ME's debt burden.

XSTRATA PLC

Xstrata plc is an international metals and mining company, comprising three major businesses, with leading positions in their global industries: Xstrata Alloys (comprising integrated ferrochrome and vanadium operations in South Africa and Australia), Xstrata Coal (with interests in 26 operating coal mines in Australia and South Africa), and Xstrata Zinc, with zinc mining and smelting operations in Spain. In addition, Xstrata has a small forestry plantation in Chile and a magnesium re-cycling plant in the United States.

Xstrata plc listed on the London Stock Exchange in March 2002, with a secondary listing on the Swiss Exchange, and is headquartered in Zug, Switzerland.

Total Group turnover in 2001 was US$1,874.9 million, with total EBIT of US$379.3 million and net profit of US$227.3 million (all on a proforma basis).

In 2001, Xstrata Zinc generated net sales of US$383.3 million and EBIT of US$67.1 million, with a production of 390,792 tonnes of zinc metal. The smelter, which employs 840 people and is located in Asturias of Spain, is considered to be the lowest cost producer of zinc metal in the world. The recent expansion project has increased San Juan's capacity by over 35% to 470,000 tonnes of zinc metal per annum.

COST DATA

Provisional 2002 Western World - Total Cash Costs of Production (US$/t Zn)


1200.0
1000.0
800.0
600.0
400.0
200.0
0.0
San Juan De Nieva
Nordenham

Source: Brook Hunt

Provisional 2002 Western World - Total Smelting Costs (US$/t Zn)


1200.0
1000.0
800.0
600.0
400.0
200.0
0.0
San Juan De Nieva
Nordenham

Source: Brook Hunt
Note: total smelting costs = total cash costs + depreciation